Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion of our report dated May 6, 2024 except for Note 24 for which the date is May 13, 2024 in the Registration Statement on Form S-4 (No. 333-      ), relating to the audit of the consolidated balance sheet of Aerkomm, Inc. and subsidiaries (collectively the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2023 and the related notes (collectively referred to as the “financial statements”).

We also consent to the reference to us under the caption "Experts" in the Registration Statement.

San Mateo, California	WWC, P.C.
May 13, 2024	Certified Public Accountants
PCAOB ID: 1171